UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Summit Therapeutics PLC

(Name of Issuer)

American Depositary Shares and Ordinary Shares, par value £0.01 per share

(Title of Class of Securities)

86627R102

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627R102

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		231,048,661*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

231,048,661*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

231,048,661*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.94%*
14	TYPE OF REPORTING PERSON

IN

* The 231,048,661 Ordinary Shares beneficially owned consist of 15,657,641 American Depositary Shares, which may be exchanged for Ordinary Shares at a 1:5 ratio, 132,835,180 Ordinary Shares and includes the exercise of warrants to buy 19,925,276 Ordinary Shares, which are first exercisable on June 24, 2020.

2

CUSIP No. 86627R102

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 3.	Source of Funds.

Item 3 is hereby amended to add the following:

Pursuant to the closing of each SPA on January 14, 2020, the Reporting Person sold in the aggregate 33,321,870 Ordinary Shares and warrants to purchase 4,998,279 Ordinary Shares to the purchasers listed on the Exhibit A to each SPA. The Reporting Person determined to substitute Ordinary Shares and warrants for ADS Shares in accordance with Section 1.07 of each SPA. The aggregate funds received by the Reporting Person for the sale equal approximately $9,499,990.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

A.	Mr. Duggan

(a)	As of the close of business on January 14, 2020, through the holding of 15,657,641 ADS Shares, 132,835,180 Ordinary Shares and warrants to purchase 19,925,276 Ordinary Shares, the Reporting Person directly owned 231,048,661 Ordinary Shares. Shares held by the Reporting Person include shares held in his retirement accounts.

Percentage: Approximately 64.94%, based on the Issuer’s calculation that it has 335,873,208 Ordinary Shares outstanding.

(b)	1. Sole power to vote or direct: 231,048,661

2. Shared power to vote or direct: 0

3. Sole power to dispose of or direct the disposition of: 231,048,661

4. Shared power to dispose of or direct the disposition of: 0

(c)	The transactions in the Shares by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from the sale of, the Shares.
(e)	Not applicable.

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CUSIP No. 86627R102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2020

/s/ Robert W. Duggan
Robert W. Duggan

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CUSIP No. 86627R102

SCHEDULE A

Transactions in the Shares Since the Filing of the Prior Amendment to Schedule 13D

Type of Security	Securities Purchased / (Sold)	Price Per Share(£)	Date of Purchase / Sale

ROBERT W. DUGGAN

Ordinary Shares	(33,321,870)	£0.221	01/14/20
Subscription Warrants*	(4,998,279)		01/14/20

* Represents Ordinary Shares issuable upon exercise of the Subscription Warrant. The Subscription Warrants are exerciseable from June 24, 2020 to December 24, 2029 at a price of £0.243 per Ordinary Share.